FORM 425









               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 425


                (LOGO)  NATIONAL GRID GROUP, PLC


       (Exact name of registrant as specified in charter)

UNITED KINGDOM
       (State or other                           jurisdiction of
       incorporation or                        organization)

           15 Marylebone Road, London NWI 5JD, England
            (Address of principal executive offices)


       Registrant's telephone number, including area code
                      (011 44 207 312 5600)
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  Filed by National Grid Group plc
  Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
  Commission File No.: 001-02987
  Subject Company: Niagara Mohawk Holdings, Inc.

  THE FOLLOWING IS AN EMPLOYEE UPDATE

1.     Q.   I wanted to ask about the telecommunications side of
            the new company, National Grid Group. Is that a separate subsidiary, the telecommunications portion?
            And if so, would the IT department be broken out and be merged with that portion of the operation and support telecommunications throughout New York state as well as Massachusetts and Rhode Island? Would it become all one big Internet and telecommunications venture?

  A. National Grid Group has several telecommunications ventures. It owns part of Energis, a publicly traded company in the United Kingdom. It also is part of telecom ventures in Brazil, Argentina, Chile and Poland. National Grid USA has a telecom venture NEESCom, which leases dark fiber and provides conditioned building space/cabinets to third parties for telecommunications purposes. No decisions have been made yet as to the future structure of IT and the operations and telecommunications throughout New York and New England.

2.     Q.   Will we still have the same Board of Directors or
            will there be one board that National Grid Group has?

  A. There will be one Board of Directors for National Grid Group. William Davis and one outside director of the current Niagara Mohawk Holdings board will
       join the National Grid Group board.    In addition,
       an advisory board, the New York Advisory Board, will be established for 2 years, to advise the National Grid Group with respect to matters relating to the company and New York. The board will consist of up to 12 current non-executive members of Niagara Mohawk Holdings' board who are not appointed to National Grid Group board.

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3.     Q.   I was wondering if Niagara Mohawk Corp., when we
            become a subsidiary of National Grid, will continue to maintain its board?

  A.   Niagara Mohawk Power Corporation, like other National
       Grid Group subsidiaries, will have a board of directors after the merger. The board will consist of executives from Niagara Mohawk Power Corporation and the National Grid Group.

4.     Q.   Until the deal is closed, what is the day to day
            relationship with National Grid? Is it an "arm's length" relationship? Are we still managing things?
            Could you please describe this.

  A. Niagara Mohawk management will continue to be responsible for managing the company until the merger has been completed. An integration steering team comprising members from both companies will be announced in the near future to facilitate the transition and integration of the two companies. Legal guidance from Niagara Mohawk and National Grid's legal departments will be provided shortly to the integration steering team and employees to help define appropriate relationships and interactions between the two companies during the transition period.

The proxy statement/prospectus to be filed with the Securities and Exchange Commission (the "SEC") by National Grid and Niagara Mohawk in connection with the transaction will contain important information regarding the transaction and we urge you to read it and any other relevant documents when they become available. A free copy of the proxy statement/prospectus and other documents filed by the two parties with the SEC is available at the SEC's web site at http://www.sec.gov.